LANDMARK LAND COMPANY, INC.

August 28, 2009

VIA FACSIMILE TRANSMISSION – 703-813-6984
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:           Kevin Woody
Branch Chief
Division of Corporate Finance

Re:	Landmark Land Company, Inc. Responses to Comments on Form 10-K for Fiscal Year Ended December 31, 2008 Filed April 15, 2009
File No. 001-08755
Dear Mr. Woody,

On behalf of Landmark Land Company, Inc. (“Landmark”, or “Company”, “we”, or “us”), I hereby provide the following responses in reply to the Staff’s comment letter dated July 29, 2009 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of our responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

Form 10-K for the year ended December 31, 2008

1.
We note your response to our prior comment 1.  Please provide an analysis explaining the basis for the belief your common stock continues to be registered under Section 12(b) and, in particular, discuss the implications of Rule 12g-2.  If Rule 12g-2 applies, please review your disclosure as your common stock would appear to be registered under Section 12(g) of the Exchange Act.

In our prior response, we presented a brief history of the listing of Landmark’s common shares.  For reference, the following is a review of that history.  Landmark’s common shares were listed and registered on the Midwest Stock Exchange (now the Chicago Stock Exchange) and Landmark had unlisted trading privileges on the American Stock Exchange until October 1991, when its shares were delisted on both exchanges.  However, the registration with the Midwest Stock Exchange was never terminated and Landmark’s common stock continues to be registered under Section 12b.

Rule 12g-2 states that upon the termination of the listing and registration of a class of shares or the termination of a registration of a company, a company shall have deemed to be registered pursuant to Section 12g-1 if the securities are not exempt from registration pursuant to Section 12 and rules thereunder, and all securities of such class are held of record by 300 or more persons.  Since the Landmark’s common shares continue to be registered with the Chicago Stock Exchange (a national securities exchange), Rule 12g-2 does not come into play and Landmark continues to be registered under Section 12b.

Financial Statements

General

2.
We have reviewed your response to comment 6.  Given the significance of your investment in Apes Hill to your net income for 2008 and 2007 and operating income for 2008, we believe the audited financial statements should be provided as it would be material information for investors.

We acknowledge that Apes Hill’s operations are significant to Landmark and, accordingly, have attempted to provide more information in the 2008 Form 10K than would normally be expected for an equity investee as follows:

Item 1, fifth paragraph identifies the principal shareholder in Apes Hill, summarizes its planned development activity and progress to date, Landmark’s investment to date, and its development debt financing.

Item 2, fifth paragraph expands on the information previously given in Item 1 and adds, the sales amounts and number of units sold in 2007 and 2008, the pipeline of sales contracts existing at December 31, 2008 and a brief summary of the competitive housing market in Barbados.

Item 7, second paragraph under “Liquidity and capital resources” acknowledges that, although we anticipate earning profits in Barbados, those profits are expected to be used to repay bank loans and/or to be re-invested in further development of the property so that accumulated profits are not expected to be available for distribution to owners until 2010 or 2011.

Item 7, Other income and expense, first paragraph identifies Landmark’s share of Apes Hill’ profits  for 2007 and 2008, acknowledges that those profits are significant to Landmark’s  operating results for the respective periods and repeats the caution that cash flow from Barbados may not be available to the Company until 2010 or 2011.

Note 1, (V) LML Caribbean, Ltd. and Apes Hill Development SRL reiterates most of the Apes Hill information in the previous sections of the report and adds details of rate, repayment terms and end of year balance of the debt financing.  The note discusses functional currency, exchange rates and limitations on transfers of US dollars into or out of Barbados.  The note also gives the usual report of assets, liabilities, stockholders’ equity, and net profit for both 2007 and 2008.

We believe the information included in the 2008 Form 10K should be adequate for investors to make informed decisions regarding the relationship between Apes Hill and Landmark and to understand Apes Hill’s significance to Landmark’s operating results.  However, you have indicated that certain other disclosures such as contingencies and subsequent events would be included in stand alone audited financials for Apes Hill, and that those disclosures could be important to investors.  You have also indicated that some of our disclosures in the 2008 Form 10K are in sections of the form that are not subject to the independent accountants’ opinion (i.e., Management’s Discussion and Analysis).

In lieu of including audited financial statements of Apes Hill in future filings, we will, beginning with the 2009 Form 10K,  assemble pertinent information that would be included in a stand alone audit of Apes Hill into one footnote to the Landmark financial statements so that the disclosures are focused in one location and are subject to the independent accountants’ opinion on Landmark’s financial statements.  In addition to the Apes Hill information shown in the 2008 Form 10K, we will include a description of all significant accounting policies, cash flows from operating, financing and investing activities, contingencies, subsequent events and fair value disclosures as may be required by SFAS 157.  We will likely repeat some of the Apes Hill information in other parts of the Form 10K (including other footnotes and Management’s Discussion and Analysis) when those comments are important to an understanding of the Landmark information being presented in those sections of the report.  We believe this will enable us to provide all material information for investors in an appropriate manner and context.

Notes to Consolidated Financial Statements

1.	Organization and significant accounting policies

(VI) Presidential Golf Club, LLC page F-12

3.
We have reviewed your response to our previous comment.  Please provide to us how you have complied with EITF 03-16 as it would appear that your interest in Presidential Golf Club, LLC is more than minor and that Presidential maintains specific ownership account for each investor, accordingly, the provisions of SOP 78-9 and EITF D-46 would be applicable.

We had overlooked the literature requiring different accounting for investments in a limited liability corporation from those applicable to a regular corporation.  We agree with you that we should account for our investment in Presidential Golf Club, LLC on the equity method.  Accordingly, we reflected that change in the Form 10Q for the period ended June 30, 2009, filed August 13, 2009.  Landmark’s 7.45% share of Presidential’s cumulative losses through June 30, 2009 was $131,000, of which $90,000 was applicable to prior years.  Since the adjustment amount was not material to reported profits in 2008 ($6.1 million) or to the loss amount reported in the six months ended June 30, 2009 ($3.4 million), we included the entire adjustment in the second quarter and disclosed the change and its effect in Note 1 to the financial statements.

Impairment of long-lived assets, page F-15

4.
Given your response to comment 8, please tell us what management meant in their disclosure that “projected cash flows are discounted for real estate held for sale and undiscounted for real estate held for or under development and for intangible assets.”  Based upon the disclosure, it would appear that management uses two different methods for estimating projected cash flows in an attempt to derive a fair market value depending on the type of asset.

In future filings, we will clarify our discussion of determining impairments and our use of discounted and non-discounted cash flows.  In doing so, we will incorporate a discussion which explains our process.  Consistent with SFAS No. 144, we use a multi-step process to determine whether it is appropriate to recognize any impairment to the carrying value of the Company’s long-lived assets.  We initially divide long-lived assets into those we expect to sell within one year (primarily real estate inventory held for sale) and those we expect to hold and use in the course of our business (intangible assets, plant and equipment and real estate held for development in the future, etc.).  For those assets we expect to sell within one year, we estimate the fair value using market prices for comparable product or discounted cash flows.  An impairment exists if fair value less selling costs is below carrying value, and for 2008, we had no impairments on the assets we expect to sell.  For the assets we expect to hold and use in the course of our business, there is a two-step process for determining impairments.  The first step is to project an undiscounted cash flow and if this value is below our carrying value, then an impairment exists.  If there is an impairment, the second step would be to determine the amount of the impairment by discounting the cash flows to arrive at a fair value with the resulting difference between fair value and carrying value equaling the amount of impairment.  In 2008, the undiscounted cash flows of assets that we expect to hold and use in the course of our business exceeded our carrying value, and thus we had no impairments and our analysis was completed after the first step.

Should you have any further comments or questions about this letter, please contact me via telephone at 301-574-3330, via fax at 301-574-5383, or via email at jolree@landmarklandco.com.

LANDMARK LAND COMPANY, INC.

/s/ JOE OLREE
Joe Olree
Senior Vice President and Chief Financial Officer

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